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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 4)

Rex Energy Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

761565100

(CUSIP Number)

Lance T. Shaner

c/o Rex Energy Corporation

476 Rolling Ridge Drive, Suite 300

State College, Pennsylvania 168031 (814) 278-7267

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 17, 2010, September 16, 2010, October 7, 2010, November 9, 2010, December 31, 2010, January 7, 2011, January 25, 2011, February 22, 2011, April 28, 2011, September 22, 2011, November 30, 2011, December 14, 2011, January 6, 2012, January 12, 2012, December 12, 2012, December 21, 2012, December 31, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 761565100 13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS: Lance T. Shaner I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 6,135,521(1)
8 SHARED VOTING POWER 223,683(2)
9 SOLE DISPOSITIVE POWER 6,135,521(1)
10 SHARED DISPOSITIVE POWER 223,683(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,359,204(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%(3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 14,234 shares of restricted stock directly owned by the Reporting Person and exercisable stock options directly owned by the Reporting Person representing the right to acquire 20,271 shares of Common Stock. Includes 521,678 shares owned by Shaner Family Partners Limited Partnership and 600,000 shares owned by Shaner Capital L.P., in each case the beneficial ownership of which Mr. Shaner expressly disclaims.
(2)	Includes 39,229 shares owned by The Lance T. Shaner Irrevocable Grandchildren’s Trust II, 108,000 shares owned by the Shaner Family Foundation and 76,454 shares owned by the Shaner 2009 Spousal Remainder Trust, in each case the beneficial ownership of which Mr. Shaner expressly disclaims.
(3)	Based on 52,853,214 shares of the Issuer’s common stock issued and outstanding as of September 30, 2012 (as reported in the Issuer’s Form 10-Q filed on November 9, 2012).

Page 3 of 6 Pages

SCHEDULE 13D

This Amendment No. 4 (this “Amendment”) amends and supplements the Statement on Schedule 13D, as previously amended (the “Schedule 13D”), relating to the shares of the common stock, par value $0.001 per share (the “Common Stock”) of Rex Energy Corporation, a Delaware corporation whose principal executive offices are located at 476 Rolling Ridge Drive, Suite 300, State College, Pennsylvania 16801 (the “Issuer”), previously filed by Lance T. Shaner (the “Reporting Person”). This Amendment is being filed to update the Schedule 13D in light of recent events.

Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

On February 17, 2010, the Lance T. Shaner Charitable Lead Annuity Trust (the “CLAT”) transferred 42,710 shares of Common Stock to the Shaner Family Foundation (the “Foundation”) without payment or other consideration.

On September 16, 2010, the Shaner 2009 Spousal Remainder Trust (the “Spousal Trust”) transferred 363,648 shares of Common Stock to each of Mathias and Andrea Shaner, Justin and Monica Shaner, and Sarah S. Lykens, without payment or other consideration, representing an aggregate transfer of 1,090,944 shares of Common Stock.

On October 7, 2010, the Lance T. Shaner November 2008 Grantor Retained Annuity Trust (the “GRAT”) transferred 243,617 shares of Common Stock to the Reporting Person without payment or other consideration.

On November 9, 2010, the Reporting Person purchased 8,000 shares of Common Stock and Shaner Family Partners Limited Partnership (“SFPLP”) and The Lance T. Shaner Irrevocable Grandchildren’s Trust II (the “Trust II”) each purchased 8,000 shares of Common Stock, representing an aggregate purchase of 24,000 shares of Common Stock.

On December 31, 2010, the CLAT transferred 35,849 shares of Common Stock to the Foundation without payment or other consideration.

On January 7, 2011, the GRAT transferred 210,716 shares of Common Stock to the Reporting Person and 545,667 shares of Common Stock to the Lance T. Shaner Trust without payment or other consideration, representing an aggregate transfer of 756,383 shares of Common Stock.

On January 25, 2011, the Reporting Person acquired 4,870 restricted shares of Common Stock pursuant to the Issuer’s 2007 Long-Term Incentive Plan.

On February 22, 2011, the Reporting Person purchased 14,775 shares of Common Stock and SFPLP and the Trust II each purchased 14,775 shares of Common Stock, representing an aggregate purchase of 44,325 shares of Common Stock.

On April 28, 2011, the Reporting Person transferred 8,440 shares of Common Stock to a third party without payment or consideration to the Reporting Person, as transferor.

On September 22, 2011, the Reporting Person transferred 14,706 shares of Common Stock to a third party without payment or consideration to the Reporting Person, as transferor.

On November 30, 2011, the Reporting Person transferred 900,000 shares of Common Stock to Shaner Capital L.P. (“SCLP”) without payment or other consideration to the Reporting Person, as transferor.

On December 14, 2011, the Reporting Person acquired an aggregate of 4,422 restricted shares of Common Stock pursuant to the Issuer’s 2007 Long-Term Incentive Plan.

On January 6, 2012, the Reporting Person transferred 3,330 shares of Common Stock to a third party without payment or other consideration to the Reporting Person, as transferor.

On January 12, 2012, the CLAT transferred 33,611 shares of Common Stock to the Foundation without payment or other consideration.

On December 12, 2012, the Reporting Person acquired 4,942 restricted shares of Common Stock pursuant to the Issuer’s 2007 Long-Term Incentive Plan.

On December 21, 2012, the Reporting Person transferred 800 shares of Common Stock to a third party without payment or other consideration to the Reporting Person, as transferor.

On December 31, 2012, the CLAT transferred 12,329 shares of Common Stock to the Foundation without payment or other consideration.

Between July 27, 2012 and December 18, 2012, the Reporting Person sold an aggregate of 1,332,899 shares of Common Stock pursuant to a Rule 10b5-1 plan adopted on February 27, 2012.

Between July 27, 2012 and December 18, 2012, SCLP sold an aggregate of 300,000 shares of Common Stock pursuant to a Rule 10b5-1 plan adopted on February 27, 2012.

Page 4 of 6 Pages

Between July 27, 2012 and December 18, 2012, SFPLP sold an aggregate of 150,000 shares of Common Stock pursuant to a Rule 10b5-1 plan adopted on February 27, 2012.

Between July 27, 2012 and December 18, 2012, the Foundation sold an aggregate of 100,000 shares of Common Stock pursuant to a Rule 10b5-1 plan adopted on February 27, 2012.

Between July 27, 2012 and December 18, 2012, the Trust II sold an aggregate of 35,000 shares of Common Stock pursuant to a Rule 10b5-1 plan adopted on February 27, 2012.

Between July 27, 2012 and December 18, 2012, the Spousal Trust sold an aggregate of 59,898 shares of Common Stock pursuant to a Rule 10b5-1 plan adopted on February 27, 2012.

The purpose of the Reporting Person’s or other person’s acquisition or disposition, as applicable, of the shares of Common Stock disclosed above was for investment, estate planning and charitable purposes.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a) The Reporting Person may be deemed to be the beneficial owner of 6,396,902 shares of Common Stock, including:

(i) 4,979,338 shares of Common Stock directly owned by the Reporting Person;

(ii) 14,234 shares of restricted stock directly owned by the Reporting Person;

(iii) exercisable stock options directly owned by the Reporting Person, representing the right to acquire 20,271 shares of Common Stock;

(iv) 600,000 shares of Common Stock owned by SCLP—the Reporting Person is the sole member of Shaner Capital, LLC, a Delaware limited liability company, the general partner of SCLP;

(v) 521,678 shares of Common Stock owned by SFPLP—the Reporting Person is the sole member-manager of LT Shaner, LLC, a Delaware limited liability company, the general partner of SFPLP;

(vi) 39,229 shares of Common Stock owned by the Trust II—the Reporting Person is co-trustee of the Trust II;

(vii) 108,000 shares of Common Stock owned by the Foundation—the Reporting Person is co-trustee of the Foundation; and

(viii) 76,454 shares of Common Stock owned by the Spousal Trust—the Reporting Person is co-trustee of the Spousal Trust.

The Reporting Person beneficially owns 12.0% of the issued and outstanding Common Stock.

(b) The Reporting Person has the sole right to vote and dispose, or direct the disposition, of the 4,979,338 shares of Common Stock owned by the Reporting Person, the 14,234 shares of restricted stock owned by the Reporting Person, the exercisable stock options owned by the Reporting Person representing the right to acquire 20,271 shares of Common Stock, the 521,678 shares of Common Stock owned by SFPLP and the 600,000 shares of Common Stock owned by SCLP. The Reporting Person has the shared right to vote and dispose, or direct the vote and disposition, of:

(i) 39,229 shares of Common Stock owned by the Trust II;

(ii) 108,000 shares of Common Stock owned by the Foundation; and

(iii) 76,454 shares of Common Stock owned by the Spousal Trust.

The Reporting Person has the shared power to vote or direct the vote and dispose or direct the disposition of the shares of Common Stock owned by the Trust II with Ellen R. Shaner, as co-trustees of the Trust II. The Reporting Person has the shared power to vote or direct the vote and dispose or direct the disposition of the shares of Common Stock owned by the Foundation with Ellen R. Shaner, Sarah S. Lykens, Mathias Shaner and Justin Shaner, as co-trustees of the Foundation. The Reporting Person has the shared power to vote or direct the vote and dispose or direct the disposition of the shares of Common Stock owned by the Spousal Trust with Ellen R. Shaner and Kenneth P. Friedman, as co-trustees of the Spousal Trust. Kenneth P. Friedman, Sarah S. Lykens, Ellen R. Shaner, Justin Shaner and Mathias Shaner are collectively referred to as the “Trustees.”

The information with respect to the Trustees required by Item 2 is as follows:

The business address of each of the Trustees is c/o Shaner Hotel Group, 1965 Waddle Road, State College, Pennsylvania 16803.

Kenneth P. Friedman is a Partner at Hodgson Russ LLP, The Guaranty Building, 140 Pearl Street, Suite 100, Buffalo, New York 14202.

Sarah S. Lykens is the daughter of the Reporting Person. She is a manager member of Saharra Homes LLC, 1639 Sabal Palm Drive, Boca Raton, Florida 33432.

Ellen R. Shaner is the wife of the Reporting Person. Her principal occupation is that of a homemaker.

Justin Shaner is the son of the Reporting Person. He is the founder of JLS Creative Solutions, 255 Alhambra Circle, Suite 416, Coral Gables, Florida 33134.

Page 5 of 6 Pages

Mathias Shaner is the son of the Reporting Person. He is the President and CEO of Shaner Investments L.P., One PPG Place, Suite 2370, Pittsburgh, Pennsylvania 15222.

To the best of the information and belief of the Reporting Person, during the past five years from the date of this Amendment, none of the Trustees has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding any of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of the Trustees is a citizen of the United States of America.

(c) During the 60-day period ended March 5, 2013, the Reporting Person did not purchase or sell any shares of Common Stock.

(d) Other than the Reporting Person, the following persons may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein:

•	With respect to the 4,979,338 shares of Common Stock directly owned by the Reporting Person, no person other than the Reporting Person;

•	With respect to the 14,234 shares of restricted stock owned by the Reporting Person, no person other than the Reporting Person;

•	With respect to the exercisable stock options owned by the Reporting Person, representing the right to acquire 20,271 shares of Common Stock, no person other than the Reporting Person;

•	With respect to the 521,678 shares of Common Stock owned by SFPLP, no person other than the Reporting Person;

•	With respect to the 600,000 shares of Common Stock owned by SCLP, no person other than the Reporting Person;

•	With respect to the 39,229 shares of Common Stock owned by the Trust II, the beneficiaries of the Trust II; and

•	With respect to the 76,454 shares of Common Stock owned by the Spousal Trust, the beneficiaries of the Spousal Trust.

(e) Not applicable.

The Reporting Person disclaims beneficial ownership of the shares held by the Trust II, SFPLP, SCLP, the Spousal Trust and the Shaner Family Foundation, and this schedule shall not be deemed an admission that the Reporting Person is the beneficial owner of such shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended to add the following:

The Reporting Person is a party to a Commercial Pledge Agreement by and between the Reporting Person and Susquehanna Bank, as successor in interest to Graystone Bank (“Susquehanna”), pursuant to which the Reporting Person has pledged 272,000 shares of Common Stock to secure a business line of credit extended by Susquehanna to the Reporting Person.

The Reporting Person is a party to a Commercial Pledge Agreement by and between the Reporting Person and JP Morgan Chase Bank, N.A. (“JP Morgan”), pursuant to which the Reporting Person has pledged 3,871,451 shares of Common Stock to secure a business line of credit extended by JP Morgan to the Reporting Person.

Page 6 of 6 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2013

/s/ Lance T. Shaner
Lance T. Shaner